UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

D. Medical Industries Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.32 Per Share
(Title of Class of Securities)

M28091 10 2
(CUSIP Number)

September 12, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M28091 10 2	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Meni Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 328,644 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 328,644 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,644 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.64%*
12	TYPE OF REPORTING PERSON IN

*	Based on 12,445,476 ordinary shares outstanding as of September 12, 2012 (based on information received from D. Medical Industries Ltd.).

CUSIP No. M28091 10 2	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eyal Sheratzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 247,372 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 247,372 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,372 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.99%*
12	TYPE OF REPORTING PERSON IN

*	Based on 12,445,476 ordinary shares outstanding as of September 12, 2012 (based on information received from D. Medical Industries Ltd.).

CUSIP No. M28091 10 2	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 490,728 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 490,728 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,728 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.94%*
12	TYPE OF REPORTING PERSON IN

*	Based on 12,445,476 ordinary shares outstanding as of September 12, 2012 (based on information received from D. Medical Industries Ltd.).

Item 1. (a) Name of Issuer:

D. Medical Industries Ltd.

Item 1. (b) Address of Issuer’s Principal Executive Offices:

7 Zabotinsky St., Moshe Aviv Tower, Ramat- Gan 52520, Israel.

Item 2. (a) Name of Person(s) Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Meni Mor;

ii) Eyal Sheratzky; and

iii) Zeev Bronfeld

A Joint Filing Agreement between the Reporting Persons was filed as Exhibit 99.1 to Schedule 13G filed by the Reporting Persons on February 14, 2011.

Item 2. (b) Address of Principal Business Office:

c/o D. Medical Industries Ltd., 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan 52520, Israel.

Item 2. (c) Citizenship:

i) Israeli

ii) Israeli

iii) Israeli

Item 2. (d) Title of Class of Securities:

Ordinary shares, par value NIS 0.32 per share.

Item 2. (e) CUSIP Number:

M28091 10 2

Item 3.

Not applicable.

Item 4.  Ownership.

The following information with respect to the ownership of the ordinary shares, par value NIS 0.32 per share, of D. Medical Industries Ltd., by each of the Reporting Persons, as of September 12, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Meni Mor	328,644	2.64%(1)	328,644	0	328,644	0

Eyal Sheratzky	247,372	1.99%(1)	247,372	0	247,372	0

Zeev Bronfeld	490,728	3.94%(1)	490,728	0	490,728	0

(1)
Based on 12,445,476 ordinary shares outstanding as of September 12, 2012 (based on information received from D. Medical Industries Ltd.). The voting agreement by and among the Reporting Persons, dated November 23, 2004, was terminated on September 12, 2012. Therefore the Reporting Persons are no longer acting as a group, and the holdings of each Reporting Person are no longer attributed to the other Reporting Persons.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

The voting agreement by and among the Reporting Persons, dated November 23, 2004, was terminated on September 12, 2012. Therefore each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Company's issued and outstanding share capital as of such date.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

The voting agreement by and among the Reporting Persons, dated November 23, 2004, was terminated on September 12, 2012. Therefore as of such date the Reporting Persons are no longer acting as a group. All further filings with respect to transactions in the Company's securities will be filed, if required, by members of the group, in their individual capacity.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2012
Meni Mor
By:	/s/ Meni Mor Meni Mor

Eyal Sheratzky
By:	/s/ Eyal Sheratzky Eyal Sheratzky

Zeev Bronfeld
By:	/s/ Zeev Bronfeld Zeev Bronfeld

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).